
Mail Stop 3561

August 22, 2016

Mr. Robert D. Kohn
Chief Financial Officer
Biopower Operations Corporation
1000 Corporate Drive
Suite 200
Fort Lauderdale, FL 33334

> **Re:** **Biopower Operations Corporation**
> **Form 10-K for the Year Ended November 30, 2015**
> **Filed March 15, 2016**
> **File No. 333-172139**

Dear Mr. Kohn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended November 30, 2015

Exhibit 31.1 Section 302 Certification

1. We note that your certification filed on Exhibit 31.1 does not include the signature of the officer completing the certification, the job title(s) of the officer, and the date that the certification was signed. Please file an amended Form 10-K to revise this certification accordingly. See guidance in Item 601(B)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure